Exhibit 12.2

HIGHWOODS REALTY LIMITED PARTNERSHIP
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED UNIT DISTRIBUTIONS

Three Months Ended March 31, 2015
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$19,024
Fixed charges	24,249
Capitalized interest	(1,968)
Distributions of earnings from unconsolidated affiliates	1,386
Total earnings	$42,691

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$20,442
Amortization of deferred financing costs	800
Financing obligations interest expense	181
Capitalized interest	1,968
Interest component of rental expense	858
Total fixed charges	24,249
Preferred Unit distributions	627
Total fixed charges and Preferred Unit distributions	$24,876

Ratio of earnings to fixed charges	1.76
Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.72